SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of November, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __
                                                        ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No  X
   ---   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Materials Contained in this Report:

I. Press release dated November 7, 2007 with respect to the registrant's results of operations for the six months ended September 30, 2007.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 7, 2007, with respect to the registrant's results of operations for the six months ended September 30, 2007.

     (1) Highlights of Consolidated Financial Results for the first six months of FY 2008

     (2)  Highlights  of   Unconsolidated   Financial   Results  for  the  first
          six-months of FY 2008

     (3) FY 2008 Semi-Annual Financial Results for the period ended September 30, 2007

     (4) FY 2008 Semi-Annual Financial Summary for the period ended September 30, 2007

     (5) Supplemental Material for Financial Results for the six months ended September 30, 2007 (Consolidated)

     (6) Supplemental Material for Financial Results for the six months ended September 30, 2007 (Unconsolidated)

III. English translation of the Notice Concerning Acquisition of Own Shares, as filed by the registrant with the Tokyo Stock Exchange on November 7, 2007.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By:    /s/  Takuo Sasaki
                                           --------------------------
                                           Name:   Takuo Sasaki
                                           Title:  General Manager of
                                                   Accounting Division



Date:  November 7, 2007